

July 17, 2014

Via E-mail
Ania Wlodarkiewicz
Chief Executive Officer
FIGO Ventures, Inc.
3270 Electricity Drive
Windsor, Ontario
Canada N8W 5JL

    Re: **FIGO Ventures, Inc.**
        Amendment No. 3 to Registration Statement on Form S-1
        Filed July 8, 2014
        File No. 333-195306

Dear Ms. Wlodarkiewicz:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Shareholders, page 10

1. We note your response to comment one from our letter dated June 25, 2014 and the revised disclosure, and we reissue the comment in part. As previously requested, please revise to provide clear disclosure of the increase in the price of the common stock since the issuance of the convertible debentures. Provide clear disclosure of the impact that price increase has had upon the value of those underlying shares and the potential profit to the selling shareholders.

Description of Securities, page 13

Convertible Securities, page 15

2. We note your response to comment two from our letter dated June 25, 2014. Please include your response in the prospectus.

Description of Business, page 15

3. We note your response to comment three from our letter dated June 25, 2014. Please include your response in the prospectus.

Financial Statements

Statements of Cash Flows, page F-20

4. We note you present $61,450 and $0 for proceeds from convertible promissory notes and proceeds from promissory notes, respectively, for the nine months ended April 30, 2014. We also note your balance sheet on page F-18 you present convertible promissory notes, original note amount of $45,000 and $17,387 for promissory notes as of April 30, 2014. Please explain the inconsistent presentations of these notes on the balance sheets and statement of cash flows and revise accordingly in your next amendment.

Notes to Financial Statements, page F-22

5. Please revise your footnote to provide, if true, an affirmative statement your interim financial statements include all adjustments that, in your opinion, are necessary in order to make the financial statements not misleading. Refer to Instruction 2 to Rule 8-03 of Regulation S-X.

Certain Relationships and Related Transactions, page 30

6. Please disclose the loan payable to a related party, as disclosed in the financial statements for the period ended April 30, 2014. Please provide the disclosure required by Item 404 of Regulation S-K for all related party transactions.

You may contact Steve Lo, at (202) 551-3394, or Nasreen Mohammed, at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding the mining engineering comments. Please contact Ronald E. Alper, at (202) 551-3329, or Pam Howell, at (202) 551-3357, with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Scott P. Doney, Esq.
     Cane Clark LLP